October 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	Akari Therapeutics, Plc
Registration Statement on Form S-4
File No. 333-282127

Dear Mr. Gorsky:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Akari Therapeutics, Plc hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and the Registration Statement become effective on, October 11, 2024, at 4:45 P.M. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jennifer L. Porter at (445) 207-7806. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jennifer L. Porter, by email at JPorter@goodwinlaw.com.

[Signature page follows]

Sincerely yours,

Akari Therapeutics, Plc

By:	/s/ Samir R. Patel, M.D.
Samir R. Patel, M.D.
Interim President, Chief Executive Officer

cc:	Rachael M. Bushey, Goodwin Procter LLP
Jennifer L. Porter, Goodwin Procter LLP
Laura Umbrecht Gulick, Goodwin Procter LLP

[Signature Page to Acceleration Request]